UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-290567-02

StablecoinX Assets Inc.
(Exact name of registrant as specified in its charter)

6160 Warren Parkway, Suite 100 Frisco, TX 75034 (302) 803-6849
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of June 25, 2026, TLGY Acquisition Corporation (“TLGY”) consummated the previously announced business combination (the “Business Combination”) with StablecoinX Inc., a Delaware corporation (“StablecoinX”), StablecoinX Assets Inc., a Delaware corporation (“SC Assets”), StablecoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of StablecoinX (“SPAC Merger Sub”), and StablecoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of StablecoinX (“Company Merger Sub”). As part of the Business Combination, among other things, SC Assets merged with and into Company Merger Sub (the “Company Merger”) with SC Assets surviving the Company Merger as a wholly owned subsidiary of StablecoinX. This Form 15 relates solely to the reporting obligations of SC Assets under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of StablecoinX under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, StablecoinX Assets Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

StablecoinX Assets Inc.
Date: June 26, 2026
	By:	/s/ Young Cho
	Name:	Young Cho
	Title:	Chief Executive Officer